

September 21, 2011

Via Facsimile
Richard Lindermanis
Chief Financial Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

> **Re:** **Pegasi Energy Resources Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 333-134568**

Dear Mr. Lindermanis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2010

General

1.   Please update your Standard Industrial Classification (SIC) code on EDGAR as necessary to reflect the change in your business. Please select an appropriate code from the SIC code list located on our website at the following address.

         http://www.sec.gov/info/edgar/siccodes.htm

Well Economics, page 5

Summary of Oil and Gas Reserves as of December 31, 2010, page 7

2.   Please expand your disclosures to address the following points.

● Quantify total proved reserves for each period on an oil-equivalent-barrels basis to comply with Item 1202(a)(2) of Regulation S-K.

● Quantify production for each period on an oil-equivalent-barrels basis to comply with Item 1204(a) of Regulation S-K.

● Include your 2009 reserve information to comply with Instruction 1 to paragraph (a)(2) of Item 1202 of Regulation S-K.

Proved Undeveloped Reserves, page 7

3.   We note your disclosure explaining that the decrease in your 2010 undeveloped reserves is attributable in part to the removal of reserves associated with locations that you no longer expect to develop within five years. Please expand your disclosure to clarify for each period the extent to which you:

● converted proved undeveloped reserves into proved developed reserves,

● made investments in acquiring undeveloped reserves or investments constituting progress towards converting proved undeveloped reserves to proved developed reserves, and

● continue to claim proved undeveloped reserves which have remained undeveloped for five or more years after being placed in the proved undeveloped reserves category.

Please read Item 1203 (b) through (d) of Regulation S-K if you require further clarification or guidance.

4.   We note your disclosure stating that the "technical person in charge of the preparation and oversight of our reserve estimates is James E. Smith." We also note that you attached a consent from this party at Exhibit 23.01 clarifying that James E. Smith & Associates compiled a report dated March 15, 2011 covering the estimates of your oil and gas reserves.

Although you may have engaged a third party to compile this information, we expect that you would nevertheless have an internal technical person involved in evaluating details contained in the engineering report and in preparing your disclosures. The internal controls you have established over these processes are those which you should disclose to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing. You should also disclose the qualifications of your internal technical person who is primarily responsible for overseeing the work of this third party and accepting its report.

Please expand your disclosures accordingly. Furthermore, you should obtain and file as an exhibit to your Form 10-K a report compiled by this third party which complies with Item 1202(a)(8) of Regulation S-K.

Properties, page 19

5.   We note your statement on page 20 that you "have an ongoing leasing program whereby expiring leases are being renewed and previously unleased acreage is being leased." Please disclose the minimum remaining terms of your leases and concessions to comply with Item 1208(b) of Regulation S-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

e) Oil and Gas Properties, page F-9

6.   Please revise your accounting and disclosure as necessary to reflect proper application of the annual assessment of unevaluated property costs and the ceiling test applied to all property costs for each period. We suggest that you read Rule 4-10(c)(3)(ii)(A) and Rule 4-10(c)(4) of Regulation S-X for clarification.

7.   Please disclose the total amount of amortization expense per equivalent physical unit of production for each year that an income statement is presented as required by Rule 4-10(c)(7)(i) of Regulation S-X.

Note 3 – Restatement, page F-12

8.   Submit the materiality analysis that you performed for each quarterly and annual period in determining that you would not restate your 2009 financial statements to properly account for your derivative liabilities under FASB ASC 815-40.

Supplemental Oil and Gas Disclosures (Unaudited), page F-24

Reserve Quantity Information, page F-24

9.   Please expand your table to include the net quantities of your proved developed reserves and your proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4 and 55-2.

10.   We note that you report significant changes to your reserve quantities during 2010. Please disclose the reason for the revision of previous estimates, as required by FASB ASC 932-235-50-5. For example, disclose the extent to which the revision pertained to your decision to not develop reserves within the coming five years and state the reasons for this change in your development plan.

Form 10-Q for the Fiscal Quarter ended June 30, 2011

Note 3 – Notes Payable, Related Party, page 8

11.   We note your disclosure in the first and third paragraphs on page 9 explaining that you changed the conversion priced on the Teton notes during April 2011 to allow conversion to common shares at $0.60 per share rather than $1.20 per share, doubling the number of shares into which the notes may be converted, and that you extended the period over which conversion may occur.

        Submit the analysis that you performed, including the underlying computations made, in determining that you have accounted for these changes in terms in accordance with FASB ASC 470-50-40-6 through 16.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief